VOYA LETTERHEAD

U.S. LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

April 13, 2015

                                                                                                            EDGARLINK

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:    Voya Insurance and Annuity Company

         Prospectus Title:  Voya Fixed Account I

         File No.:  333-133076

Withdrawal of Post-Effective Amendment No. 7 to the Registration Statement on Form S-3

Rule 477 Filing

Dear Ladies and Gentlemen:

On April 8, 2015, the above-named Registrant submitted for filing, pursuant to the Securities Act of 1933 (the “33 Act”), Post-Effective Amendment No. 7 to Registration Statement on Form S-3 (File No. 333-133076).

We respectfully request withdrawal of Post-Effective Amendment No. 7, pursuant to Rule 477 under the 33 Act.  No securities were sold in connection with this Post-Effective Amendment, and a new registration statement for the securities covered by the above-referenced registration statement will be filed in the near future pursuant to Rule 415(5) of the 33Act.

Please call me with your questions or comments.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

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